Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Leverages Starlink Backhaul to Drive Higher Revenue Per Rural Site

Africa’s mobile operators generated $60.5 billion in 2025 revenue; GSMA projects $90.3 billion by 2030 as NuRAN targets more 4G traffic from rural sites.

More traffic through a rural tower. More capacity for 4G. More revenue potential from infrastructure already in place.

Quebec, QC, Canada – September 30th, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) (“NuRAN” or the “Company”), is putting its growth thesis to work in Nigeria through its previously announced pilot of licensed Starlink low Earth orbit (“LEO”) satellite backhaul. The test with Infratel Africa Limited (“Infratel”), a leading provider of integrated telecom and power infrastructure, will measure the throughput, reliability and economics needed to carry more operator traffic and support additional digital services over time.

Rural networks remain underbuilt. GSMA counts 122 million Africans beyond mobile broadband coverage1. The International Telecommunication Union estimated that the 4G network reached only 49% of rural residents in its Africa region in 20242. NuRAN targets the infrastructure that carries a portion of Africa’s growing mobile operator traffic beyond urban markets.

NuRAN finances, builds and operates rural mobile sites for network operators. It has more than 5,000 sites under contract, only a portion of which are operating. The Nigeria pilot targets more data and more services from suitable sites as the network grows.

NuRAN will conduct the previously announced Nigeria pilot with long-time partner Infratel. Licensed Starlink service comes through a third-party provider; NuRAN has no direct contractual or commercial relationship with Starlink or SpaceX in connection with the pilot.

Revenue Levers

●	Expand 4G capacity: The pilot will measure whether LEO backhaul gives a rural site the throughput and reliability to carry more mobile data for operator customers.

●	Increase the value of built sites: More traffic and higher-capacity services create an opportunity to earn more from towers, power systems and field operations NuRAN already has in place.

●	Add future service lines: NuRAN is developing plans for local content caching, modular edge compute and energy-related offerings at suitable sites. These initiatives require additional equipment, demand and validation.

1 GSMA, “The Mobile Economy Africa 2026” (operator revenue estimates and forecast); GSMA and Partnership for Digital Access in Africa, “Advancing Digital Connectivity in Africa,” September 21, 2026.

2 ITU, “State of digital development and trends in the Africa region,” 2025 (2024 coverage estimates).

PRESS RELEASE

●	Build a repeatable model: The Nigeria results will provide the performance and cost data to identify where LEO backhaul can complement terrestrial links as more contracted sites are built.

Why Backhaul Changes Tower Economics

NuRAN’s low-power equipment, local operations and, at many sites, off-grid energy systems bring mobile coverage to communities where traditional rollouts can be uneconomic. Backhaul is the next lever. A site with a stronger connection to the network can carry more traffic and support a wider range of services without duplicating its tower and operating footprint.

“Backhaul is the key that unlocks NuRAN’s next phase of growth,” Chief Executive Officer Francis Létourneau said in the Company’s September 22, 2026 announcement. The Nigeria pilot puts that thesis against measurable network and cost targets.

From Nigeria to a Scalable Rural Network Model

NuRAN will assess throughput, uptime, integration with its equipment and cost per unit of capacity at the Nigeria site. A successful result would give the Company a practical basis to select further sites where higher-capacity LEO backhaul can improve 4G service and tower economics. NuRAN intends to evaluate suitable locations in the Democratic Republic of the Congo, Côte d’Ivoire and Benin, where Starlink service is licensed, and Cameroon if licensing becomes available.

Further deployment will depend on the pilot results, third-party service arrangements, financing and customer demand. NuRAN is separately developing plans to test modular edge compute at selected built sites; those services are not yet a current revenue stream.

The planned pilot is at selected NuRAN technology sites in Nigeria. If successful, NuRAN believes the same model could become a repeatable blueprint for selected sites across the Democratic Republic of the Congo, Côte d’Ivoire, Benin and Cameroon. Starlink service is recently licensed in the Democratic Republic of the Congo, Côte d’Ivoire and Benin, with Cameroon in process.

About NuRAN Wireless:

NuRAN Wireless Inc. (Nasdaq: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN has more than 5,000 sites under contract, of which a portion have been built and are operating today. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to solve the economic and technical challenges of rural mobile coverage.

NuRAN is also building on this foundation by developing plans to add modular edge compute nodes at select built sites, bringing local computing and future AI-driven services closer to the communities it serves.

Starlink is a trademark of Space Exploration Technologies Corp. (“SpaceX”). SpaceX is not a party to, and has not endorsed, sponsored or approved, the pilot or this news release.

PRESS RELEASE

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “may,” “would,” “could,” “should,” “targets,” “potential” and similar expressions.

Forward-looking statements in this news release include statements regarding the proposed timing, conduct, scope and results of the pilot; the performance, reliability, integration, cost efficiency and commercial suitability of licensed Starlink LEO satellite service obtained through third-party service providers; the ability to use higher-capacity backhaul to support 4G migration, edge AI, local compute, content caching, energy management, NuEnergy-related services and other potential revenue lines; the ability to add services to existing tower infrastructure, improve tower economics or create a broader digital infrastructure platform; the development and deployment of modular edge compute nodes; the scalability or repeatability of the model across the Company’s contracted-site base and African markets; and the Company’s intention to become one of Africa’s most significant enterprise users of LEO satellite connectivity.

These forward-looking statements are based on management’s current beliefs, expectations, estimates, assumptions and plans as of the date of this news release, including assumptions regarding the availability and commercial terms of third-party service-provider arrangements; the technical compatibility and performance of LEO satellite backhaul; access to financing and working capital; customer demand; regulatory approvals; counterparty performance; and the Company’s ability to execute its site-build and technology plans. Forward-looking statements involve known and unknown risks and uncertainties that could cause actual results to differ materially, including financing and working-capital risk; the early-stage nature of the edge AI strategy; pilot, execution, integration and field-deployment risk; delays, cost increases and changes in scope; the availability, continuity, performance, pricing and terms of Starlink service obtained through third-party service providers; customer demand and counterparty performance; regulatory, permitting, data-residency, privacy, cybersecurity, political, security, currency and technology risks in African markets; supply-chain and logistics risk; competition; technology obsolescence; network uptime; the ability to complete contracted sites; capital-markets conditions; and Nasdaq compliance.

There can be no assurance that the pilot will begin or succeed, that suitable third-party service-provider arrangements will remain available on acceptable terms, that the model will be scaled across additional sites, that edge compute nodes will be deployed at scale or that any expected commercial, operating or financial benefits will be realized. Forward-looking statements speak only as of the date of this news release. Readers should not place undue reliance on them. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission, including its Form 40-F and reports of foreign private issuer on Form 6-K, and in its filings on SEDAR+ at www.sedarplus.ca. The Company undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.